Exhibit 99.1

CONTACT:	David Janek	RELEASE DATE:	IMMEDIATE
(630) 954-2063
FEDERAL SIGNAL CORPORATION ANNOUNCES RECORD ORDERS
— Highlights —
•	Orders rise 8% to a quarterly record of $346 million

•	Revenues increase 7% to $292 million

•	Operating income nearly doubles to $15 million

•	Earnings from continuing operations of $.13 per share, up from $.03 per share in the first quarter of 2006

Oak Brook, Illinois, April 26, 2007 — Federal Signal Corporation reported income from continuing operations of $6.1 million, or $.13 per share, for the first quarter of 2007 on revenue of $292 million. For the first quarter of 2006, the Company earned $1.3 million from continuing operations, or $.03 per share, on revenue of $274 million. The year-over-year improvement in earnings was driven by a 94% increase in operating income.
Robert D. Welding, president and chief executive officer, stated, “Our first quarter results showed broad strength across the company, both in terms of new business and operating performance. Internationally, sales were up 34% and new order bookings grew at nearly the same rate. Operating profits were higher, with each of our four groups reporting year-over-year margin improvements. The Safety and Security Systems Group posted its fifth consecutive quarter of double-digit order growth. We also acquired Codespear during the quarter to further our transformation into a leading provider of integrated security and well-being solutions. We are focused on delivering further gains in 2007 as we execute upon our product leadership, global expansion and operational improvement strategies.”
The Company recorded first quarter net income including discontinued operations of $30.7 million in 2007 with an after-tax gain of $25 million associated with the previously announced sale of three industrial cutting tool businesses, on January 31. In the first quarter of 2006, net income was $0.1 million.
Cash used for continuing operations totaled $8 million for the quarter, supporting an increase in primary working capital(1) requirements and $6 million in pension fund contributions.
GROUP RESULTS
Safety and Security Systems
•	Orders rose sharply to $98 million, a 24% increase from the prior year period. Police products showed the greatest strength, although each of the major product lines in industrial systems and public safety and transportation systems also reported substantial increases.

•	A 15% increase in revenue to $79 million was driven by strong volume in police products, both in the US and internationally. Also contributing to the increase were industrial electrical systems, mining products, hazardous area lighting, and parking systems.
•	Year-over year, the group’s operating income improved to $9.5 million from $7.4 million. Operating margin increased to 12.0% from 10.9% due to the absence of $1.0 million in expenses associated with a management change which were incurred in the first quarter of 2006. Increased income from the flow-through of higher sales volumes, better pricing and manufacturing efficiencies was offset by expanded investment in growth initiatives, including new product development and global expansion activities.
Fire Rescue
•	Orders of $107 million were 13% above the prior year quarter. Continuing strong demand for Bronto articulated aerial apparatus in international markets was the major growth driver. US municipal fire truck orders declined from the first quarter of 2006 as the business continued to be adversely impacted by dealer transitions in the domestic market.
•	Revenue of $70 million was 8% lower than $76 million reported for the prior year period, mainly as a result of fewer low-margin brush and wildland trucks shipped during the quarter. These units were previously manufactured in the Canadian plant which was shut down in 2006.
•	Increased pricing and favorable manufacturing cost variances led to an improvement in operating margin to (3.2%) from (4.0%). The group incurred an operating loss of $2.2 million, compared with a loss of $3.0 million in the first quarter of 2006.
Environmental Solutions
•	Orders of $110 million were modestly lower than $114 million reported for the same quarter last year. In US municipal markets, orders declined 3% from the same period last year, attributable to lingering wintry weather in much of the US and some pull ahead of orders into December 2006. In US industrial markets, orders increased on solid demand for industrial vacuum trucks. Non-US orders declined from the prior year quarter, notably in Canada and the Middle East.
•	Revenue compared to the first quarter of 2006 grew 16% to $114 million with increased deliveries of sewer cleaners, industrial vacuum trucks, sweepers and waterblasting equipment.
•	Operating margin increased to 8.9% from 8.0%, benefiting from higher realized pricing, volume and option content in vehicles shipped during the quarter.
Tool
•	First quarter revenue was $30 million compared to $32 million in 2006. Revenues increased in Europe and Asia, however these gains were more than offset by lower volumes domestically. The US-based die and mold tooling operations continue to be adversely impacted by weakness in US automotive and housing markets.
•	Operating income increased to $2.1 million from $1.6 million and operating margin increased to 6.9% from 5.0%. The prior year results include $.9 million in costs related to a voluntary workforce reduction at the Dayton, Ohio plant.
OTHER
Corporate expenses declined $1.6 million from the same quarter last year. The reduction primarily reflects lower net legal expenses associated with the Company’s ongoing hearing loss litigation.

On January 17, 2007, the Company invested $17 million to purchase the assets of Codespear, LLC, a developer of specialized software used in emergency management situations. On January 31, 2007, the Company completed the sale of three industrial cutting tool businesses for $67 million. Proceeds from the sale were partly used to pay down debt. At the end of the first quarter, manufacturing debt net of cash as a percent of capitalization(2) totaled 30%, down from 35% at the end of the fourth quarter of 2006.

(1)	defined as accounts receivable plus inventory less accounts payable and customer deposits

(2)	manufacturing operations only, net of cash
****************************************************************************************************
Federal Signal will host its fourth quarter conference call on Thursday, April 26, 2007 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
Federal Signal Corporation (NYSE: FSS) is a leader in advancing security and well-being for communities and workplaces around the world. The company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and airport customers. Federal Signal’s portfolio of trusted, high-priority products include Bronto aerial devices, Elgin and Ravo street sweepers, E-ONE fire apparatus, FS Codespear interoperable communications platforms, Federal Signal safety and security systems, Guzzler industrial vacuums, Jetstream waterblasters and Vactor sewer cleaners. In addition, the company operates consumable industrial tooling businesses. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. www.federalsignal.com
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
# # # # # #

FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the First Quarter 2007 and 2006 (Unaudited)
(in millions except per share data)

	QTR	QTR
	March 31	March 31
	2007	2006
Quarter March 31:

Revenues	$292.1	$273.6
Cost of sales	(224.2)	(212.2)
Operating expenses	(52.9)	(53.7)

Operating income	15.0	7.7
Interest expense	(6.0)	(5.9)
Other expense	(0.2)	—

Income before income taxes	8.8	1.8
Income tax expense	(2.7)	(0.5)

Income from continuing operations	6.1	1.3
Income (loss) from discontinued operations and disposal, net of tax	24.6	(1.2)

Net income	$30.7	$0.1

Gross margin on revenues	23.2%	22.5%
Operating margin on revenues	5.1%	2.8%
Effective Tax Rate	30.7%	29.5%
Diluted earnings per share:
Income from continuing operations	$.13	$.03
Income (loss) from discontinued operations and disposal, net of tax	.51	(.03)

Diluted earnings per share	$0.64	$—

Average common shares outstanding	47.8	48.3

	QTR	QTR
	March 31	March 31
	2007	2006
Group results:

Safety and Security Systems Group:
Orders	$97.9	$79.0
Net Revenue	78.7	68.2
Operating Income	9.5	7.4
Operating Margin	12.0%	10.9%
Backlog	$78.0	68.3

Fire Rescue Group:
Orders	$106.9	$94.2
Net Revenue	69.5	75.7
Operating Loss	(2.2)	(3.0)
Operating Margin	(3.2%)	(4.0)%
Backlog	$246.0	$251.8

Environmental Solutions Group:
Orders	$110.5	$113.5
Net Revenue	113.7	97.7
Operating Income	10.1	7.8
Operating Margin	8.9%	8.0%
Backlog	$125.5	$105.3

Tool Group:
Orders	$30.5	$32.5
Net Revenue	30.2	32.0
Operating Income	2.1	1.6
Operating Margin	6.9%	5.0%
Backlog	$5.1	$5.7

Corporate operating expenses	$(4.5)	$(6.1)

Total Operating Income	$15.0	$7.7

	March 31,	December 31,
(in millions)	2007	2006
ASSETS
Manufacturing activities:
Current assets
Cash and cash equivalents	$29.5	$19.3
Accounts receivable, net of allowances for doubtful accounts of $3.7 million and $3.0 million, respectively	174.9	192.1
Inventories	201.5	174.2
Other current assets	26.4	33.2

Total current assets	432.3	418.8
Properties and equipment, net	87.4	85.7
Other assets
Goodwill, net of accumulated amortization	322.7	310.6
Other deferred charges and assets	25.2	17.6

Total manufacturing assets	867.6	832.7
Assets of discontinued operations	7.3	57.8
Financial services activities — Lease financing and other receivables, net of allowances for doubtful accounts of $4.0 million	159.2	158.9

Total assets	$1,034.1	$1,049.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Manufacturing activities:
Current liabilities
Short-term borrowings	$4.9	$30.3
Current portion of long-term borrowings	37.4	34.4
Accounts payable	94.9	90.0
Customer deposits	23.7	23.0
Accrued liabilities and income taxes	77.1	96.2

Total current liabilities	238.0	273.9
Long-term borrowings	161.6	160.3
Long-term pension and other liabilities	28.7	27.9
Deferred income taxes	24.7	20.7

Total manufacturing liabilities	453.0	482.8
Liabilities of discontinued operations	17.1	31.2
Financial services activities — Borrowings	149.3	149.0

Total liabilities	619.4	663.0
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.4 million and 49.1 million shares issued, respectively	49.4	49.1
Capital in excess of par value	100.4	99.8
Retained earnings	317.9	290.7
Treasury stock, 1.5 million shares, at cost	(30.1)	(30.1)
Accumulated other comprehensive loss	(22.9)	(23.1)

Total shareholders’ equity	414.7	386.4

Total liabilities and shareholders’ equity	$1,034.1	$1,049.4

Supplemental data:
Manufacturing debt	$203.9	$225.0
Debt-to-capitalization ratio:
Manufacturing	33%	37%
Financial services	94%	94%
Net Debt/Cap Ratio	30%	35%
Net Debt/Cap Ratio — manufacturing debt-to-capitalization ratio, net of cash

	March 31	March 31
(in millions)	2007	2006

Operating activities:
Net income	$30.7	$0.1
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)loss on discontinued operations and disposal, net	(24.6)	1.2
Depreciation and amortization	4.8	4.4
Stock-based compensation expense	1.0	1.3
Lease financing and other receivables	(0.4)	10.2
Pension contributions	(6.2)	(10.4)
Working capital (1)	(4.2)	(4.1)
Other	(12.2)	(2.9)

Net cash used for continuing operating activities	(11.1)	(0.2)
Net cash provided by (used for) discontinued operating activities	2.7	(3.9)

Net cash used for operating activities	(8.4)	(4.1)

Investing activities:
Purchases of properties and equipment	(4.8)	(4.6)
Payment for acquisition, net of cash acquired	(16.6)	—
Other, net	(2.1)	(1.0)

Net cash used for continuing investing activities	(23.5)	(5.6)
Net cash provided by (used for) discontinued investing activities	67.0	(0.8)

Net cash provided by (used for) investing activities	43.5	(6.4)

Financing activities:
Decrease in short-term borrowings, net	(26.1)	(1.0)
Proceeds from long-term borrowings	10.5	—
Payments on long-term borrowings	(6.4)	(46.2)
Repurchase of common stock	—	(3.0)
Cash dividends paid to shareholders	(2.9)	(2.9)
Other, net	—	(1.2)

Net cash used for continuing financing activities	(24.9)	(54.3)

Increase (decrease) in cash and cash equivalents	10.2	(64.8)
Cash and cash equivalents at beginning of period	19.3	91.9

Cash and cash equivalents at end of period	$29.5	$27.1

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.